Taro Pharmaceutical Industries Ltd.

March 21, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Taro Pharmaceutical Industries Ltd.
Form 20-F for the Transition Period Beginning January 1, 2012 and Ending March 31, 2012
Filed June 28, 2012
File No. 001-35463

Dear Mr. Rosenberg:

Taro Pharmaceutical Industries Ltd. (“Taro”) is submitting this letter in response to the written comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 8, 2013, with respect to Taro’s Form 20-F filed with the Commission on June 28, 2012 for the three month transition period ended March 31, 2012.  Per our discussion with Sasha Parikh on March 15, 2013, we are submitting our responses below and welcome any further discussions with the Staff.

For your convenience, the Staff’s comments are set forth below in italics, followed by Taro’s response thereto.

Item 5.  Operating and Financial Review and Prospects
Results of Operations, page  8

1.
Regarding the $35.4 million increase in U.S. sales, please provide us proposed disclosure to be included in future filings that indicates separately by product (i.e. imiquimod cream, Calcitrene®/calcipotriene ointment, mupirocin ointment, adapalene gel, and ketoconazole cream) the amount due to and cause of the increase in prices and increase in volume, and the expected effect of each cause, if any, on future results of operations.

Taro’s Response

Approximately $27.0 million of the increase resulted from price increases on seven dermatological topical products.  These seven products represented 24.6% and 8.1% of consolidated net sales for the three month periods ended March 31, 2012 and 2011, respectively.     None of these products individually represented net sales constituting over 10% of our sales on a consolidated basis for the three month periods ended March 31, 2012 and 2011.  For the period ended March 31, 2012, pricing opportunities existed given these products were, and continue to be, cost effective to patients compared to a number of alternative treatment options available in the market.  Approximately $7.2 million of the increase in U.S. sales was attributable to increased sales volumes on six products including imiquimod cream, Calcitrene®/calcipotriene ointment, mupirocin ointment, adapalene gel and ketoconazole cream.  Included in this amount is approximately $5.0 million for products which were not sold in the same period of 2011.  As competition enters the market, Taro’s pricing may not be sustainable and sales volumes may decline.

The Company’s disclosure policies and practices are designed to provide investors with material information significant to their investment decisions to buy or sell Taro securities. We believe that our proposed disclosures are responsive to the Staff’s comment and should provide investors with information, in addition to the Company’s existing disclosures, to understand the drivers of the Company’s sales and the sustainability of such sales in the future without the Company providing business sensitive information (product specific price and volume information) to participants in the pharmaceutical market which in management’s view would have the likelihood of adversely affecting the Company’s business going forward.

2.
Regarding research and development expense for each period presented, please provide us proposed disclosure to be included in future filings that quantifies the costs in each of the three principal areas of R&D disclosed on page 11.

Taro’s Response

Taro’s management estimates that R&D expenses were allocated 75% to generic pharmaceuticals, 10% to proprietary pharmaceuticals and delivery systems and 15% to organic and steroid chemistry, for the three month period ended March 31, 2012.  As future R&D opportunities are evaluated such cost allocation amongst the three principal areas may change.

As requested, Taro acknowledges that:

●	Taro is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Taro may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 914.345.9001 with any questions or comments you may have.

Very truly yours,

/s/ Michael Kalb
Michael Kalb
Group Vice President, Interim Chief Financial Officer and Chief Accounting Officer

cc:	Sasha Parikh, Staff Accountant
Don Abbott, Review Accountant

David Wertheimer, Ziv Haft, Certified Public Accountants (Israel), a BDO member firm

Stephen Manzano, Interim General Counsel and Vice President of Corporate Compliance,
Taro Pharmaceutical Industries Ltd.